UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

                                                                                                                                                                                  Pearson plc - (the "Company")
Notification of PDMRs' Interests

Long-Term Incentive Plan ("LTIP") - 2015 Release

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.

Restricted Share Awards

Under the terms of the LTIP, all shares are released to participants on the vesting date, providing that the participant is still employed by the Company.

The following table sets out the number of shares released to PDMRs on 5 October 2015, as notified to the Company on 7 October 2015. The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released. The shares set out in the third column below were sold on 5 October 2015 at the price shown, with the number of shares or American Depositary Receipts (ADRs) set out in the fourth column below being retained by the PDMRs.

Name of PDMR	Shares Released	Shares sold to discharge tax liabilities	Shares/ADRs Retained	Sale price per share (£)
Michael Barber	22,900	10,801	12,099	11.857
Tim Bozik	30,915	11,278	19,637	11.857
Rod Bristow	22,900	10,801	12,099	11.857
Luyen Chou	17,175	9,001	8,174	11.857
Don Kilburn	26,335	8,603	17,732	11.857
Doug Kubach	36,640	12,355	24,285	11.857
Tamara Minick-Scokalo	22,900	8,446	14,454	11.857
Melinda Wolfe	43,920	24,603	19,317	11.826

Interests of the PDMRs

As a result of the above transactions, the PDMRs are interested in the following shares or ADRs (excluding those to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of PDMR	Number of Shares/ADRs	% of Capital
Michael Barber	30,092	0.00367
Tim Bozik	36,353	0.00443
Rod Bristow	40,522	0.00494
Luyen Chou	9,476	0.00115
Don Kilburn	19,938	0.00243
Doug Kubach	24,295	0.00296
Tamara Minick-Scokalo	14,684	0.00179
Melinda Wolfe	38,627	0.00470

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  08 October 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary